

December 1, 2010

Mr. William W. Davis
Chief Financial Officer
CROSSTEX ENERGY, INC.
CROSSTEX ENEGRGY, L.P.
2501 Cedar Springs
Dallas, TX 75201

> **Re:** **CROSSTEX ENERGY, INC. & CROSSTEX ENERGY, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 6, 2010**
> **Response Letter Dated November 9, 2010**
> **File No. 0-50536 & 0-50067**

Dear Mr. Davis:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director